

4Gen Technology Group

4Gen Technology Group is solving military training deficiencies by combining innovative technological solutions with tactical and operational expertise.

The Current Problem

- **Training Deficiency**
  - Low frequency of live fire training leads to lack of proficiency in the field and during real world operations
    = **Ineffective crews & compromised safety**
- **Why?**
  - Missiles are expensive - $50,000 per missile
  - TOW is problematic to fire for training
  - Limited range availability
- **Current Solutions?**
  - Simulations
  - Laser systems

Solution = TOWMATE

- ➤ **Simple installation on Saber, Bradley, LAV-AT, and Stryker AT.**
- ➤ **Operation and maintenance ensures frequent and efficient crew training**
- ➤ **Expanded training range options**
- ➤ **Drastically reduced training costs**
- ➤ **Integrated Range to Target Simulator Selector (RTSS) for simulating missile flight time**





Why Now?

- Known training deficiency
  - Commanders have expressed concerned this device is not already in use
  - Commanders are ready to purchase and employ TOWMATE immediately
- TOWMATE was developed and owned by a company without the resources to finish the prototype
  - We identified domestic and foreign demand
  - We understand the military procurement process
- US Army & Marine Corps have expressed interested in funding further R&D

Market Size

- 15,000 TOW missile system platforms world-wide
- Total Available Market (TAM)
- Domestic (US) - $145,000 price tag - $217mm market
- International - $95,000 price tag - $213mm market

TOTAL COMBINED MARKET = $430mm

- Served/Serviceable Available Market (SAM)
  - Current tech, training deficiency, NONE served
- Serviceable Obtainable Market (SOM)
  - Current relationships with 15 countries

25% market penetration = $107mm

Competition Considerations

- List of competitors
  - Raytheon
    - Current owner and manufacturer of TOW missile system

- Competitive Advantage
  - TOWMATE is significant cost saver
  - Currently no comparable technology or training platforms
  - Protected IP and patented technology

TOWMATE



A Sub-Caliber Gunnery Training Systems for the World's Armored Forces

- Simple and rugged in-bore device designed to bridge the training gap between simulation and live missile engagements.

- Allows crews to conduct simultaneous live-fire engagements without special targetry, without range modifications, and without invasive or complicated laser-based systems.

- Simple: installs in seconds and uses the platform's own fire control system.

- Integrated Range to Target Simulator Selector (RTSS) for simulating missile flight time. The system fires on a delay, forcing the gunner to track the target.

- Cost-effective: saves time on the range and money. Provides repetitive, realistic training for a fraction of the cost of training with live missiles.

System Specifications

TOWMATE-50

- Single-Shot, Bolt-Action Rifle
- Full scale (1500-2000m) gunnery training range
- NATO 12.7 x 99mm ammunition, sabot or ball
- Assembly weight: 60lbs
- Operational voltage: 18-32 VDC





Development Roadmap

1. Prototype Development (+/- 3 months)
   - Concept requirements
   - Modifications
   - Vendor selection
2. Testing/Refinement (+/- 4 months)
3. Certification (concurrent)

   a. Aberdeen Proving Ground (US only)

   b. Export Licensing

Manufacturing Costs

Baseline: costs to make a M1 Abrams inbore device are:

- Direct materials: $5169
- Direct Labor $2004
- Other costs (shipping/packaging) $208

$7381 per device.

Additional expense necessary for TOWMATE

- Traverse and Elevating mechanism (~$1000)
- Recoil mitigation system ($500)
- ATWESS ($450)
- Platform-specific wiring harness. ($200)

$9541 in direct costs per unit

Marketing Plan

1. Foreign Markets
   - Egypt: Alkan Consulting
   - Saudi Arabia: OPM SANG
2. US Army/National Guard
   - FORCECOM: Shaun Wussow
   - Fort Benning: Tony Fincher
3. USMC
   - PM TRASYS: Luis Garcia
4. NATO South

Team

Founders

Jacob Clifton

- Marine Veteran
- Electrical Engineer (MS), UChicago MBA

Tim Doran

- Retired Marine Officer
- 2 decades of military logistics and international sourcing experience

Will Dix

- Navy Veteran
- UChicago MBA

Financials/Need

General Valuation Assumptions

Discount rate	50%	(Probability of success = 32.7%)		
Terminal growth rate	1%	Risk free rate:	2.33%	10-year treasury yield
CAPM rate	16.3%	Equity risk premium:	7.00%	Long-run S&P arithmetic average
Tax Rate	39%	Beta unlevered:	2.00	
Exit Multiple	7.0x			

Prob Adjusted APV Analysis (50.0% discount)

Free Cash Flow Analysis

$ in 000s, unless otherwise noted	Year 1	Year 2	Year 3	Year 4
EBIT	(382)	(719)	(103)	3,215
Tax @ 39.1%	-	-	-	1,257
+ Depreciation	-	4	13	43
- Capital Expenses	-	(8)	(16)	(68)
- Increase in Working Capital	(355)	(245)	596	3,346
Yearly Free Cash Flows	(737)	(967)	490	7,793
TVE @ 1.0%				51,341
Total FCF	(737)	(967)	490	59,134
Discount Factor @ 50.0%	0.6667	0.4444	0.2963	0.1975
PV of FCF	-	-	145	11,681
Sum of FCF	11,826			
(-)Debt	-			
Post-Money	11,826	85.6%	Entrep. Ownership	
Investment	1,704	=$0,737 + $0,967 + $0,000 + $0,000		
Pre-Money	10,122			

Financials/Need

Projected Income Statement ($000) 11 Projects in Three Years	Year 0	Year 1	Year 2	Year 3
Year	17	18	19	20
Total Installed Units	-	16	40	120
Total Revenue	$0.0	$400.0	$1,414.0	$5,331.2
Direct Expenses				
Direct Labor	$0.0	$8.0	$25.3	$85.0
Parts	$0.0	$0.0	$0.0	$0.1
Delivery	$0.0	$4.0	$12.6	$42.5
Inventory Expense	$0.0	$0.1	$0.5	$6.2
Maintenance, Repair & Theft	$0.0	$4.0	$14.1	$53.3
Total Direct Expenses	$0.0	$16.1	$52.6	$187.1
Selling and Administrative				
Salaries	$180.0	$360.0	$450.0	$720.0
Benefits & Taxes	$54.0	$108.0	$135.0	$216.0
General Legal/Finance	$8.0	$33.0	$34.0	$47.0
Patent/Trademark	$0.0	$25.0	$15.0	$0.0
Accounting	$2.0	$16.0	$24.0	$24.0
Rent	$20.0	$80.0	$80.0	$80.0
Rent-Satellite Offices	$4.5	$50.0	$112.0	$128.0
Phone/Utilities/Postage	$2.0	$27.0	$46.0	$59.0
Office Supplies	$0.9	$5.4	$13.2	$18.8
Office Equipment/Furniture	$26.5	$54.0	$80.0	$40.0
Travel/Meals	$17.0	$80.0	$132.0	$180.0
Marketing	$19.0	$78.0	$120.0	$144.0
Conventions	$2.0	$32.0	$37.0	$43.0
On-Site Demos	$10.0	$40.0	$90.0	$120.0
Research & Development	$27.0	$90.2	$72.4	$85.4
Management Bonuses	$0.0	$0.0	$0.0	$0.0
Miscellaneous	$9.0	$24.0	$24.0	$24.0
Total Selling and Administrative	$381.9	$1,102.6	$1,464.6	$1,929.2
Total Expenses	$381.9	$1,118.7	$1,517.2	$2,116.3
Operating Profit	($381.9)	($718.7)	($103.2)	$3,214.9
Depreciation Straight Line, 12 Quarters	$0.0	$4.0	$12.6	$42.5

Appendix